UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated May 13, 2021 in respect of Poll Results of Annual General Meeting and Payment of the Final Dividend.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•

impact of Executive Order 13959 signed by the then President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: May 14, 2021

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Poll Results of Annual General Meeting and Payment of the Final Dividend

The Board of Directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce an Annual General Meeting of the Company was held on Thursday, 13 May 2021 (the “AGM”). The number of issued shares of the Company as at the date of the AGM was 30,598,124,345, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholders casting votes on any of the proposed resolutions at the AGM. Besides, there were no shares entitling the holders to attend and abstain from voting in favour of the resolutions at the AGM as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and there were no shares requiring the holders to abstain from voting at the AGM under the Listing Rules. Hong Kong Registrars Limited, registrar of the Company’s share, acted as scrutineer for the vote-taking at the AGM.

The poll results in respect of the proposed resolutions at the AGM were as follows:

	Ordinary Resolutions	No. of Votes (%)
		For	Against
1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2020.	25,079,300,154 99.9936%	1,601,615 0.0064%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

2.	To declare a final dividend of RMB0.164 per share (equivalent to HK$0.19822 per share) (pre-tax) for the year ended 31 December 2020.	25,066,363,079 99.9422%	14,494,238 0.0578%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

3.	(i) (a) To re-elect Mr. Chen Zhongyue as a Director;	25,057,377,165 99.9063%	23,489,794 0.0937%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

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3.	(b) To re-elect Mr. Zhu Kebing as a Director;	25,023,495,721 99.7713%	57,371,228 0.2287%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed

	(c) To re-elect Mr. Wong Wai Ming as a Director;	25,011,882,103 99.7250%	68,984,856 0.2751%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed

	(d) To re-elect Mr. Chung Shui Ming Timpson as a Director;	24,839,449,204 99.0374%	241,417,745 0.9626%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed

	(ii) To authorise the Board of Directors to fix the remuneration of the Directors.	25,073,933,325 99.9801%	4,983,634 0.0199%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

4.	To appoint Auditor, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2021.	25,072,904,904 99.9681%	7,996,865 0.0319%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

5.	To grant a general mandate to the Directors to buy back shares in the Company not exceeding 10% of the total number of the existing shares in the Company in issue.	25,072,522,696 99.9667%	8,344,264 0.0333%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

6.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the Company not exceeding 20% of the total number of the existing shares in the Company in issue.	24,703,189,275 98.4942%	377,677,685 1.5058%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

7.	To extend the general mandate granted to the Directors to issue, allot and deal with shares by the number of shares bought back.	24,718,616,425 98.5557%	362,250,535 1.4443%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed.

The full text of the above resolutions is set out in the notice of AGM.

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Payment of the Final Dividend

The final dividend of RMB0.164 per share (equivalent to HK$0.19822 per share) (pre-tax) for the year ended 31 December 2020 was approved at the AGM. The relevant exchange rate was the mid-rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China on 11 May 2021, being the second business day prior to the date of declaration of dividends at the AGM (RMB0.82736 equivalent to HK$1.00). The dividend will be paid to shareholders whose names appear on the register of members of the Company on Monday, 24 May 2021. The register of members will be closed on Monday, 24 May 2021. In order to be entitled to the final dividend, shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong at or before 4:30 p.m. on Friday, 21 May 2021. The final dividend is expected to be paid on or around 16 June 2021.

Appointment of Auditors

Reference is made to the announcement of the Company dated 11 March 2021 in relation to the proposed change of auditors. The Board is pleased to announce the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants LLP as the auditors of the Company and its subsidiaries for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, for the year ending 31 December 2021.

By Order of the Board of
China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 13 May 2021

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Chen Zhongyue, Li Fushen and Zhu Kebing

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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